Mail Stop 3561

December 4, 2009

Mr. Stuart Ehrlich
Chief Executive Officer
Quamtel, Inc.
14911 Quorum Drive, Suite 140
Dallas, TX 75254

Re: Quamtel, Inc.
Form 10-K/A for Fiscal Year Ended October 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2009
Form 8-K/A dated July 28, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 000-31757

Dear Mr. Ehrlich:

        We have reviewed your response letter dated November 12, 2009 and have the following comments. As noted in our comment letter dated September 4, 2009, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Balance Sheets, page 3

1.   We note your response to comment one of our letter dated October 8, 2009. You state WQN's equity section will reflect the recapitalization in your interim report for the period ended September 30, 2009 as an issuance of shares representing the number of shares retained by Quamtel on July 28, 2009. Please tell us the number of shares retained by Quamtel and where you have reflected the issuance of shares.

2.   Shareholders' equity shows an increase of $20,000 from December 31, 2008 to September 30, 2009 whereas the number of shares issued and outstanding reflects an increase of 265,000 shares.   Please explain the difference to us and revise as appropriate.

3.   Please reconcile for us the difference in shares issued since December 31, 2008. In this regard, we note at least 290,000 shares have been issued for cash, the purchase of the domain name, and conversion of the note payable. Please advise us or revise as appropriate.

Note D – Intangible Asset

4.   You disclose the acquisition of a domain name in August 2009 which appears to include goodwill of $67,500.   The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill. Refer to ASC 805-50-30-3. However, if the goodwill recorded represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired and liabilities assumed, please advise us and revise to provide the disclosures required by ASC 805-10-50 and the financial statements pursuant to Rule 8-04 of Regulation S-X. In this regard, we note the total purchase price of $317,500 was significant to total assets of $803,614 as of December 31, 2008.

5.   Please revise to separately disclose the gross amount of goodwill and your other intangible assets at each balance sheet date. Refer to ASC 350-20-50 and ASC 350-30-50 for additional guidance.

Note E – Related Party Transactions, page 8

6.   We note your response to comment two of our letter dated October 8, 2009. Please revise to disclose the dollar amounts of compensation and benefits recognized by you for each period presented under the Consulting Services Agreement. Refer to ASC 850-10-50-1. Further, please expand your disclosure to explain the pertinent terms of the Share Exchange Agreement to clarify the nature of the accrued expenses.

Note G – Financing and Other Transactions, page 9

7.   Please expand your disclosure to indicate the term of the consulting agreement with the Investor and whether there is any obligation on the part of the Investor to earn the 300,000 shares of your common stock. In this regard, we note you have recognized non-cash compensation for the full amount of $810,000. Refer to ASC 505-50-25-7. Please revise as appropriate based on the specific facts of your consulting agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Plan of Operations, page 13

8.   Please explain how you determined that on an annual basis your cash requirements would not exceed an average of $15,000 per month and revise your disclosure as appropriate. For example we note the Consultant's monthly compensation including car allowance and your rent exceeds $20,000.

      Please respond to these comments through correspondence over EDGAR with 10 business days or tell us when you will provide us with a response. You may contact, Donna Di Silvio, Staff Accountant at (202) 551-3202, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

      Sincerely,

Andrew Mew
Accounting Branch Chief